UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Foothills Resources, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

34512E109

(CUSIP Number)

Thomas H. Horenkamp, Esq.
McGuireWoods LLP
77 West Wacker Drive, Suite 4100
Chicago, IL 60601
(312) 849-8100

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 34512E109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Bosché
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED	7	SOLE VOTING POWER 3,331,212 (See Item 5)
BY EACH REPORTING PERSON	8	SHARED VOTING POWER
WITH	9	SOLE DISPOSITIVE POWER 3,331,212 (See Item 5)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,331,212 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.24% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1   Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to shares of the common stock, par value $0.001 per share (the “Shares”), of Foothills Resources, Inc. (the “Company” or “Foothills”). W. Kirk Bosché is the beneficial owner of 3,331,212 Shares, consisting of: (i) direct ownership of 3,206,212 Shares; (ii) warrants, exercisable within 60 days, to acquire 50,000 Shares and (iii) options, exercisable within 60 days, to acquire an additional 75,000 Shares at the exercise price of $0.70 per share, which expire on April 6, 2016.

The principal executive offices of the Company are located at 4540 California Avenue, Suite 550, Bakersfield, California 93309.

Item 2   Identity and Background.

(a)  This Statement is filed by W. Kirk Bosché.

(b)  The business address for Mr. Bosché is 4540 California Avenue, Suite 550, Bakersfield, California 93309.

(c)  Mr. Bosché is the Chief Financial Officer of the Company.

(d)  During the past five years, Mr. Bosché has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, Mr. Bosché has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and Mr. Bosché is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Bosché is a citizen of the United States of America.

Item 3   Source and Amount of Funds or Other Consideration.

On April 6, 2006, Foothills, Brasada Acquisition Corp. (“Acquisition Sub”), a wholly owned subsidiary of Foothills, and Brasada California, Inc. ("Brasada") entered into a Merger Agreement and Plan of Reorganization. On that date, Acquisition Sub merged with and into Brasada, with Brasada remaining as the surviving corporation and a wholly-owned subsidiary of Foothills (the “Merger”). On the closing date of the Merger, the holders of Brasada’s issued and outstanding capital stock before the Merger surrendered all of their issued and outstanding capital stock of Brasada and received 17,375,000 Shares. As a former shareholder of Brasada, Mr. Bosché received 3,155,212 Shares as consideration in the Merger.

In addition, Mr. Bosché purchased an additional 72,000 Shares and the warrants to acquire 54,000 Shares in the Company's private placement offering of Shares and warrants which closed on April 6, 2006. The source of funds for this purchase of Shares and warrants was Mr. Bosché’s personal funds.

Furthermore, as consideration for Mr. Bosché’s employment as Chief Financial Officer of the Company, he was granted, on April 6, 2006, options to acquire 200,000 Shares. Of this amount, 50,000 vested immediately on April 6, 2006. No other options will vest within 60 days of this Statement. The consideration for these options was Mr. Bosché’s services to the Company in connection with his employment.

Item 4   Purpose of Transaction.

Mr. Bosché 's acquisition of the Shares described in the transactions set forth in Item 3 of this Schedule was for the purpose of investment. Mr. Bosché has no plans and knows of no proposals with respect to the Shares he beneficially owns that would relate to or result in any matter required to be described in response to paragraphs (a) through (j) below:

(a)  an acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, other than the vesting of options to acquire Shares, granted to certain employees of the Company but which have not yet vested;

(b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or its subsidiary;

(c)  a sale or transfer of a material amount of the Company's assets;

(d)  any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board of directors, other than the board of directors' election of John L. Moran, Christopher P. Moyes and Frank P. Knuettel on April 18, 2006 to fill certain vacancies on the board of directors, and other prior changes that have been publicly disclosed by the Company on Current Reports on Form 8-K;

(e)  any material change in the present capitalization or dividend policy of the Company;

(f)  any other material change in the Company's corporate structure;

(g)  any changes to the Company's articles of incorporation, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company;

(h)  any person causing a class of securities of the Company to be delisted from a national securities exchange or cease to authorized or quoted in an inter-dealer quotation system of a registered national securities association;

(i)  a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  any similar action.

Item 5   Interests in Securities of the Issuer.

(a)  As of the date of this Statement, Mr. Bosché is the direct beneficial owner of 3,331,212 Shares, or approximately 7.24%, of the 45,883,009 Shares that are outstanding on the date of this Schedule.

Mr. Bosché may have the right to acquire beneficial ownership of an additional 150,000 Shares with the passage of time upon the vesting of options that were granted to him on April 6, 2006. However, these options are not exercisable within 60 days of this Schedule, and Mr. Bosché will forfeit the options in the event that he is no longer employed by the Company.

(b)  Mr. Bosché has the sole voting and dispositive power over all of the Shares described in (a) above.

(c)  The Reporting Persons have not effected any transactions in the Shares during the 60 days prior to the date of this Statement, other than the transactions described in Item 3 whereby Mr. Bosché acquired the Shares.

(d)  No person other than Mr. Bosché has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Merger, Mr. Bosché and other former Brasada stockholders entered into lock-up agreements with the Company dated April 6, 2006, whereby, other than with the Company’s prior written consent, they would not sell any securities of the Company acquired in exchange for their shares of Brasada stock until April 6, 2007. Mr. Bosché and the other Brasada stockholders are permitted under the lock-up agreement only to engage in transactions during the lock-up period involving shares that were acquired pursuant to the company’s stock option plans; to transfer any or all of their shares to a family member for estate planning purposes and to pledge the shares to secure bona fide indebtedness.

Item 7 Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 21, 2006

/s/ W. Kirk Bosché
Name: W. Kirk Bosché